

September 24, 2013

Via E-mail
Mr. Richard L. Franklin
Chief Executive Officer
Pathfinder Cell Therapy, Inc.
12 Bow Street
Cambridge, Massachusetts 02138

> **Re:** **Pathfinder Cell Therapy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No.: 000-20580**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We see that your principal auditor, EisnerAmper LLP, references and relied upon the work of your former auditors, Robert A. Cooper, CPA, P.C., for the audit of the period from November 4, 2008 (date of inception) to December 31, 2010 and also we see that you included the other auditor's report on page F-3 as required by Rule 2-05 of Regulation S-X. We further note from the audit opinion of Robert A. Cooper, CPA, P.C. that the audits were performed in accordance with "auditing standards generally accepted in the United States of America" rather than "standards of the Public Company Accounting Oversight Board (United States)" as required by paragraph 3 of PCAOB

Auditing Standard No. 1. That guidance requires that audits of issuers be conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)". Please amend the filing to include financial statements for all required periods that are audited in accordance with these standards.

2. In this regard, it appears that your former auditor, Robert A. Cooper, CPA, P.C., is not registered with the PCAOB. We note that upon consummation of the reverse merger, the financial statements of Pathfinder LLC became the financial statements of the registrant and any periods included in your post-acquisition filings must be audited by a firm that is independent under PCAOB/SEC rules. Please have Robert A. Cooper, CPA, P.C. confirm that (i) the firm is registered with the PCAOB and (ii) is independent in accordance with PCAOB/SEC independence rules for all periods and provide the appropriate supporting documentation. Otherwise, amend the filing to include financial statements for all required periods that are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by an accountant that is registered with the PCAOB.

3. As a related matter, we note from page F-3 that this audit report opines on the balance sheet and related financial statements of Pathfinder LLC <u>as of and for the year ended December 31, 2010</u>, but we note that these financial statements are not included in the filing. To the extent that your current auditor concludes that it can continue to reference the work of Robert A. Cooper, CPA, P.C., please revise the filing to include an audit opinion issued by Robert A. Cooper, CPA, P.C that opines only on the financial statements included in the filing (i.e., the statements of operations, changes in members' deficit and cash flows for the period from November 4, 2008 (date of inception) to December 31, 2010).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Richard Franklin
Pathfinder Cell Therapy, Inc.
September 24, 2013
Page 3

　　You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief